UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE
13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digicorp, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

475157500
(CUSIP Number)

Robert Kramer, Esquire
4000 Hollywood Blvd
Suite 485 South
Hollywood, FL 33021
______________954-966-2112___________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 475157500

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Dennis L. Pelino
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2.    Check the Appropriate Box if a Member of a Group
            (a) |_|
            (b) |_|
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3.    SEC Use Only

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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to    |_|
      Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization
      United States
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Number of Shares        7. Sole Voting Power
Beneficially               10,000,000
Owned by Each        --------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                     --------------------------------------------------------
                        9. Sole Dispositive Power
                           10,000,000
                     --------------------------------------------------------
                        10. Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      10,000,000
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

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13.   Percent of Class Represented by Amount in Row (11)
      19.8%
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14.   Type of Reporting Person
      IN
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ITEM 1. SECURITY AND ISSUER

The class of equity security to which this statement relates is the common stock, $.001 par value per share (the “Common Stock”), of Digicorp, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 4143 Glencoe Ave, Marina Del Rey, California, 90292.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Dennis L. Pelino, an individual and a United States citizen.  His principal occupation is a private investor.  His business address is 400 Alton Road, Suite 3107, Miami Beach, Florida 33139.

During the past five years, Mr. Pelino has not: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 26, 2008, Dennis L. Pelino purchased from the Company 10,000,000 newly issued shares of Common Stock at $0.03 per share for an aggregate purchase price of $300,000.  The foregoing shares were acquired with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The shares were acquired for investment purposes only. As an investor in the Company, Mr. Pelino (the “Reporting Person”) may engage in communications with one or more stockholders and/or one or more members of the Company's Board of Directors and management regarding the Company, its operations and its prospects, although no such communications have taken place to date, with the exception of such limited conversations with management as were necessary to complete the Reporting Person’s acquisition of the shares.

In the ordinary course, the Reporting Person intends to review his investment in the Company from time to time.  Although it is not the Reporting Person’s present intention, the Reporting Person may decide at any time in the future to increase or decrease the size of his investment in the Company, depending upon the price and availability of the securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant.  The Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.  However, the Reporting Person reserves the right to change his plans and intentions at any time in the future, as he deems appropriate. Notwithstanding the foregoing, the Reporting Person and the Company have had and may have further discussions with respect to transactions to enhance the Company’s business and the Reporting Person may in the future make proposals to the Company’s management and Board of Directors for their consideration.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) This filing relates to 10,000,000 shares of Common Stock of the Company representing 19.8% of the issued and outstanding shares of Common Stock, of which the Reporting Person is the beneficial owner.

(b) The Reporting Person has the sole power to vote or dispose of the shares of Common Stock.

(c) None.

(d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person entered into a subscription agreement with the Company in connection with his purchase of the Common Stock.  The subscription agreement provides the Reporting Person with the right to have his shares of Common Stock included in any registration statement that the Company files under the Securities Act of 1933, as amended (the “Securities Act”) (excluding registration statements on SEC Forms S-4, S-8 or any successor forms thereto) in order to permit the public resale of such shares.  In addition, for a limited period, the subscription agreement provides the Reporting Person with the right to purchase his pro rata share of any equity or equity linked securities that the Company may propose to issue or sell, except for securities (i) offered to the public generally pursuant to a registration statement under the Securities Act, (ii) issued in connection with any stock split, stock dividend or recapitalization of the Company, (iii) issued to officers, directors, employees or consultants of the Company pursuant to stock grants, stock purchase and stock option plans or other stock incentive programs, agreements or arrangements approved by the Company’s Board of Directors, (iv) issued pursuant to the acquisition of all or part of another company by the Company by merger or other reorganization or by purchase of all or part of the assets of another company (including but not limited to the acquisition of technology or other rights) or pursuant to joint venture, strategic partnership or similar relationship, and (v) issued to lenders, lessors, licensors, or other parties in non-equity financing transactions.

Other than the foregoing, there are no contracts, arrangements, understandings or other understandings between the Reporting Person on the one hand and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit

99.1           Subscription Agreement, dated March 26, 2008, by and between Dennis L. Pelino and the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2008

/s/ Dennis L. Pelino_______
Dennis L. Pelino

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001) SEC 1746 (11-03)